SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 18, 2003

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: June 18, 2003

* Print the name and title of the signing officer under his signature.

Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.hdgold.com

GREAT BASIN ANNOUNCES 6 MILLION OUNCES OF GOLD IN MEASURED

AND INDICATED RESOURCES IN BURNSTONE AREA 1 GOLD DEPOSIT

June 18, 2003 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSXV-GBG; OTC.BB-GBGLF) is pleased to announce the results of an updated independent resource estimate for the Area 1 deposit at the Burnstone Project in the Witwatersrand goldfield of South Africa. Since January 2003, Great Basin has carried out in excess of 20,000 metres of infill and step-out drilling in Area 1. This work has increased the mineral resource for the Area 1 gold deposit to 6 million ounces, and upgraded 60% of the resource from an indicated to a measured category. Approximately 10 more holes are planned for Area 1 to move further resources to the measured category. This drilling will be done in conjunction with the Area 2 drilling program that is currently underway.

Great Basin commissioned the engineering firm, Behre Dolbear & Company to update the mineral resource for the Area 1 deposit. Behre Dolbear was involved in the due diligence assessment of the Burnstone property in 2002, as well as making recommendations for the recently completed Area 1 drill program. Great Basin staff and South African consultants compiled the new data and updated the geological model for the deposit. Behre Dolbear's resource estimation specialists reviewed the model, updated the estimate and classified the mineral resource based on 57 core holes and 208 valid deflections. The Behre Dolbear team worked under the direct supervision of James A. Currie, P. Eng., who is the independent qualified person for the resource estimates.

AREA 1 GOLD DEPOSIT MINERAL RESOURCES
		In-Situ		Diluted to 1.0 M Width
Category	Cut-off (CM G/T)	Tonnes	Gold Grade (G/T)	Tonnes	Gold Grade (G/T)	Contained Ounces
Measured	0	8,352,000	13.66	--	--	3,669,000
	300	5,575,000	17.11	15,107.000	6.31	3,066,000
	350	4,664,000	18.47	12,258,000	7.03	2,769,000
	400	3,992,000	19.71	10,275,000	7.66	2,530,000
Indicated	0	4,762,000	15.47	--	--	2,369,000
	300	3,153,000	19.58	8,002,000	7.72	1,985,000
	350	2,829,000	20.77	7,071,000	8.31	1,889,000
	400	2,586,000	21.84	6,465,000	8.74	1,815,000
Total	0	13,144,000	14.32	--	--	6,038,000
	300	8,728,000	18.00	23,109,000	6.80	5,051,000
	350	7,493,000	19.34	19,329,000	7.50	4,658,000
	400	6,578,000	20.55	16,740,000	8.07	4,345,000

Mineralization at Burnstone occurs within the Kimberley Reef, one of the four main mineralized horizons in the Witwatersrand goldfield. The mineralized units or "reefs" in the Witwatersrand tend to be narrow, and the standard practice in South Africa is to use a grade - thickness cut-off after diluting to a mining width. The diluted resources for a 1.0 metre width at various cut-offs are tabulated above, along with the in-situ resources for the Area 1 deposit. Mining widths of 0.8 metres have been achieved in Witwatersrand operations, therefore the actual mining width for Area 1 could be less than 1.0 metres. Engineering studies will determine the most appropriate mining width for the deposit.

The diluted grades shown compare favourably to reported head grades of 4.5-6.5 g/t at operations in the Evander basin (Harmony Quarterly Report, March 2002). The Evander Kimberley Reef deposits are also considerably deeper (1,900 metres) than at Area 1, where a significant portion of the resource lies at a depth of 250 metres and should allow for lower cost operations.

With these encouraging results, Great Basin is on track to advance the project to the feasibility stage. The Company has initiated engineering studies, including cost estimates, for underground development of the Area 1 deposit. The independent firm SRK Turgis (Pty) Ltd. will undertake this work. One of the parameters to be considered is a higher throughput - larger scale operation than what was assessed in the November 2002 scoping study by The Mineral Corporation.

Great Basin's drilling programs include rigorous quality assurance and quality control ("QA/QC") procedures under the supervision of qualified persons. Samples are lock-tied during shipment from the logging shed to the assay laboratory. During sampling, duplicates, blanks and standards are confidentially inserted into the regular sample stream to check repeatability, contamination and competency of the analysis. Randomly selected sample pulps are also shipped to a Canadian laboratory for check analysis. Full details of the resource estimation procedures for Area 1 and QA/QC program will be provided in a technical report filed on www.sedar.com within 30 days.

The Burnstone gold property is located approximately 80 kilometres southeast of Johannesburg, near the town of Balfour. In November 2002, Great Basin acquired an option to purchase, in two tranches, up to 100% of Southgold Exploration (Pty) Ltd, which has the right to acquire the Burnstone property. The Company exercised Tranche One of the option in May 2003.

A large gold resource has also been outlined in Area 2 at Burnstone, located to the southeast of Area 1. The inferred resource at Area 2, described in Great Basin's November 5, 2002 News Release, is the focus of a 10,000-metre core drilling program that is presently underway at site. A number of other high priority target areas also remain to be tested on the large Burnstone property.

For copies of the News Releases mentioned above and additional details on the Burnstone Gold Property, please visit the Great Basin website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.